November 20, 2019 VIA EDGAR AND HAND DELIVERY	Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1 415 773 5700 orrick.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Chris Edwards, Office of Life Sciences
Irene Paik, Office of Life Sciences

Re:	Twist Bioscience Corporation Registration Statement on Form S-3 Filed on November 6, 2019 File No. 333-234538

Ladies and Gentlemen:

On behalf of Twist Bioscience Corporation (the “Company” or “Twist”), we are responding to the comment letter received from the staff of the Securities and Exchange Commission (the “Staff”) on November 19, 2019 (the “Letter”) relating to the Registration Statement on Form S-3 that the Company filed with the Securities and Exchange Commission on November 6, 2019 (the “Registration Statement”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Registration Statement on Form S-3

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws, page 6

1.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. We also note that your forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your prospectus to specifically state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Court of Chancery of the State of Delaware exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Company undertakes to provide the following updated disclosure in any prospectus supplement to the Registration Statement and in future Exchange Act periodic reports with respect to the discussion of the actions for which the Court of Chancery will be the exclusive forum:

“The exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.”

In addition, the Company undertakes to provide the following updated disclosure in any prospectus supplement to the Registration Statement and in future Exchange Act periodic reports with respect to the discussion of the forum selection provision regarding the waiver of investor compliance with federal securities laws and concurrent jurisdiction under the Securities Act:

“In addition, our amended and restated certificate of incorporation provides that the U.S. federal district courts are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

The enforceability of similar federal court choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find our federal court choice of forum provision to be inapplicable or unenforceable. If a court were to find either of the choice of forum provisions contained in our amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

For example, on December 19, 2018, the Court of Chancery of the State of Delaware issued an opinion in Sciabacucchi v. Salzberg, C.A. No. 2017-0931-JTL, invalidating provisions in the certificates of incorporation of Delaware companies that purport to designate federal district courts as the exclusive forum in which a stockholder could bring a claim under the Securities Act. The Court of Chancery held that a Delaware corporation can only use its constitutive documents to bind a plaintiff to a particular forum where the claim involves rights or relationships established by or under Delaware’s corporate law. In light of the Sciabacucchi decision, we do not currently intend to enforce our federal forum selection provision unless the Sciabacucchi decision is appealed and the Supreme Court for the State of Delaware reverses the decision. If the Supreme Court for the State of Delaware affirms the Delaware Chancery Court’s decision, we intend to seek approval by our stockholders to amend the amended and restated certificate of incorporation at our next regularly-scheduled annual meeting of stockholders to remove the invalid provision.”

The Company undertakes to include substantially similar disclosure with regard to its choice of forum provisions, to the extent the provisions remain applicable, in its future Securities Act and Exchange Act filings in which these provisions are addressed.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 773-5970 or by fax at (415) 773-5759 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Andrew D. Thorpe

Andrew D. Thorpe, Esq.

of Orrick, Herrington & Sutcliffe LLP

cc:	Emily M. Leproust, Ph.D., Twist Bioscience Corporation
John V. Bautista, Esq., Orrick, Herrington & Sutcliffe LLP
Melissa V. Frayer, Esq. Orrick, Herrington & Sutcliffe LLP